UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 Supernus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868459108

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP II LLC
Samuel D. Isaly
601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 868459108	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,599,998
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,599,998
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.05% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)  This percentage is calculated based upon 23,912,319 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated April 30, 2012, filed with the Securities and Exchange Commission on May 4, 2012.

SCHEDULE 13D

CUSIP No. 868459108	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,302,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,302,183
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.81% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)  This percentage is calculated based upon 23,912,319 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated April 30, 2012, filed with the Securities and Exchange Commission on May 4, 2012.

SCHEDULE 13D

CUSIP No. 868459108	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,599,998
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,599,998
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.05% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  This percentage is calculated based upon 23,912,319 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus dated April 30, 2012, filed with the Securities and Exchange Commission on May 4, 2012.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Supernus Pharmaceuticals, Inc. (the “Issuer”).  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “SUPN.”  The Issuer’s principal offices are located at 1550 East Gude Drive, Rockville, Maryland 20850.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware (“Advisors”), OrbiMed Capital GP II LLC, a limited liability company organized under the laws of Delaware (“GP II”), and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  As more particularly described in Items 3 and 5 below, Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of GP II and the portfolio manager of a limited liability company that holds securities of the Issuer.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022.

GP II is the general partner of two limited partnerships that hold securities of the Issuer, as more particularly described in Items 3 and 5 below.  GP II has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Isaly is the managing member of, and owns a controlling interest in, Advisors.

In accordance with the provisions of General Instruction C to Schedule 13D, the information required by Item 2 of Schedule 13D with respect to each person managing or otherwise controlling Advisors and GP II is set forth on Schedules I and II hereto and incorporated by reference herein.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On April 30, 2012, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (File No. 333-171375) in connection with its initial public offering of 10,000,000 shares of Common Stock was declared effective.  The closing of the offering took place on May 4, 2012, and at such closing Advisors and GP II, pursuant to their authority under the limited partnership agreements of OrbiMed Private Investments II, LP (“OPI II”) and OrbiMed Private Investments II (QP), LP (“OPI II QP”), and Advisors pursuant to its authority as manager of the investment portfolio of UBS Juniper Crossover Fund, L.L.C. (“Juniper” and, collectively with OPI II and OPI II QP, the “OrbiMed Stockholders”), as more particularly referred to in Item 6, below, caused OPI II, OPI QP II and Juniper to purchase 734,128, 274,873 and 90,999 shares of Common Stock, respectively, at the initial public offering price of $5.00 per share.  The source of funds for such purchase was the working capital of the OrbiMed Stockholders and capital contributions made to the OrbiMed Stockholders by their respective partners or members (as applicable).

Item 4.	Purpose of Transaction.

The Reporting Persons caused the OrbiMed Stockholders to purchase shares in the initial public offering of the Common Stock for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the OrbiMed Stockholders.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) As of this date of this filing, the Reporting Persons may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock held by OPI II and OPI II QP, and Advisors and Isaly may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock held by Juniper.  As of the date of this filing, OPI II directly holds 2,402,600 shares of Common Stock, OPI II QP directly holds 899,583 shares of Common Stock and Juniper directly holds 297,815 shares of Common Stock.

Advisors, pursuant to its authority as the sole managing member of GP II, the general partner of OPI II, and OPI II QP, and as manager of the investment portfolio of Juniper, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI II, OPI II QP and Juniper, which represent an aggregate of 3,599,998 shares of Common Stock and constitute approximately 15.05% of the outstanding shares of Common Stock (1). Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, may be deemed to also indirectly beneficially own the foregoing securities of the Issuer attributable to Advisors.

GP II, pursuant to its authority as the general partner of OPI II and OPI II QP, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI II and OPI II QP, which represent an aggregate of 3,302,183 shares of Common Stock and constitute approximately 13.81% of the outstanding shares of Common Stock (1).

As a result of the agreements and relationships described in Items 2 and 3 above and Item 6 below, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI II and OPI II QP, and Advisors and Isaly have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Juniper.

(c) The information provided in Item 3 is incorporated by reference herein.  In addition, on May 4, 2012 the OrbiMed Stockholders acquired 2,499,998 shares of Common Stock upon the automatic conversion of the Series A Convertible Preferred Stock of the Issuer, in connection with the closing of the Issuer’s initial public offering of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, GP II is the general partner of OPI II pursuant to the terms of the limited partnership agreement of OPI II, and the general Partner of OPI II QP pursuant to the terms of the limited partnership agreement of OPI II QP, and Advisors is the sole managing member of GP II  pursuant to the terms of the limited liability company agreement of GP II.  Pursuant to these agreements and relationships, Advisors  and GP II have shared discretionary investment management authority with respect to the assets of OPI II and OPI II QP.  Such authority includes the power to direct the vote and the disposition of the securities of the Issuer held by OPI II and OPI II QP.  Advisors also has discretionary investment management authority with respect to the assets of Juniper and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Juniper.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI II, OPI II QP and Juniper.

The Reporting Persons have designated a representative, currently Michael B. Sheffery (“Sheffery”), a member of Advisors, to serve on the Issuer’s Board of Directors.  From time to time, Sheffery may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Pursuant to an agreement with the Reporting Persons, Sheffery is obligated to transfer any shares of Common Stock issued under any such stock options or other awards to the Reporting Persons, which will distribute the shares to the OrbiMed Stockholders on a pro-rata basis.

Investor Rights Agreement

The Reporting Persons and other stockholders of the Issuer have entered into an Investor Rights Agreement with the Issuer, dated December 22, 2005, as amended (the “Investor Rights Agreement”).  Subject to the terms of the Investor Rights Agreement, holders of shares of Common Stock having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

After the expiration of the 180-day period following the completion of the Issuer’s initial public offering (as may be extended under certain circumstances), the holders of approximately 12,249,998 shares of Common Stock, including the Reporting Persons, will be entitled to certain demand registration rights. If holders of at least 35% of the Registrable Securities request a registration, the Issuer may be required to register their shares.

Piggyback Registration Rights

After the expiration of a 180-day period following the completion of the Issuer’s initial public offering (as may be extended under certain circumstances), in the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”), either for its own account or for the account of other stockholders, the holders of approximately 12,249,998 shares of Common Stock, including the Reporting Persons, and holders of certain warrants to purchase shares of Common Stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.  As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a registration related to the shares issuable under employee benefit plans and in certain circumstances, the holders of these shares of Common Stock and warrants are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the expiration of a 180-day period following the completion of the Issuer’s initial public offering (as may be extended under certain circumstances), the holders of approximately 12,249,998 shares of Common Stock, including the Reporting Persons, will be entitled to certain Form S-3 registration rights if the Issuer is eligible to file a registration statement on Form S-3. As a result, holders owning a certain percentage of the Issuer’s capital stock and certain other identified holders will have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate value of the securities to be sold under the registration statement on Form S-3 is at least $500,000, subject to specified exceptions.

        Lock-up Letter Agreements

The OrbiMed Stockholders and Sheffery, along with the Issuer and the Issuer’s officers, directors, warrant holders and option holders, have agreed, subject to certain exceptions, that for a period of 180 days from the date of the Issuer’s prospectus relating to its initial public offering, they will not, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray, dispose of or hedge any shares or any securities convertible into or exchangeable for Common Stock. Citigroup Global Markets Inc. and Piper Jaffray in their sole discretion, together may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (ii) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing description of the terms of the Investors’ Rights Agreement and the Lock-up Letter Agreements is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Letter Agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly.
B.	Form of Lock-up Letter Agreements.
C.
 Investor Rights Agreement, dated as of December 22, 2005, by and among the Issuer and the holders of shares of Series A Convertible Preferred Stock identified therein, as amended (incorporated by reference to Exhibit 10.09 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-171375) (the “Registration Statement”), filed with the SEC on December 23, 2010, and Exhibit 10.29 to Pre-Effective Amendment No. 5 to the Registration Statement, filed with the SEC on April 11, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   May 14, 2012

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP II LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP II LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly	A-1
B.	Form of Lock-up Letter Agreements	B-1